Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Certain active subsidiaries of the Company as of December 31, 2009 are listed below. The names of certain subsidiaries, which considered in the aggregate would not constitute a significant subsidiary, have been omitted.

Subsidiary	State Or Country Of Organization

Buzztime Entertainment, Inc.	Delaware

NTN Wireless Communications, Inc.	Delaware

Software Solutions, Inc.	Delaware

NTN Canada, Inc.	Canada

NTN Buzztime Limited	United Kingdom